UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ampco-Pittsburgh Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032037 10 3

(CUSIP Number)

Jennifer L. Gloff

Secretary and Controller

The Louis Berkman Investment Company

600 Grant Street, Suite 3230

Pittsburgh, Pennsylvania 15219-2704

(412) 652-9480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032037 10 3

1	NAMES OF REPORTING PERSONS: The Louis Berkman Investment Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,312,929
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,312,929
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,312,929
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 032037 10 3

This Amendment No. 4 to Schedule 13D (“Amendment”) amends and supplements, in accordance with Rule 13d-2, the Schedule 13D filed on April 28, 2006 by The Louis Berkman Investment Company, an Ohio corporation (“LBIC”), with respect to the Common Stock, par value $1.00 per share (“Common Shares”), of the Ampco-Pittsburgh Corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed on July 5, 2007, Amendment No. 2 thereto filed on December 26, 2007, and Amendment No. 3 (the “Third Amendment”) thereto filed on February 2, 2009.

Item 1.	Security and Issuer

Item 1 of this Schedule 13D is hereby amended to reflect the address of the Issuer as 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania 15106.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated as follows:

This statement is being filed by LBIC, 600 Grant Street, Suite 3230, Pittsburgh, Pennsylvania 15219-2704. LBIC is hereinafter referred to as the “Reporting Person.” LBIC is an investment holding company incorporated in the state of Ohio.

The names, addresses and principal occupations of the directors and executive officers of LBIC are set forth in Appendix A attached hereto. Such information is incorporation herein by reference. All directors and executive officers of LBIC are citizens of the United States.

During the last five years, neither the Reporting Person nor any of the directors and executive officers of LBIC have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

This Amendment is being filed to report the sale by LBIC of 124,312 Common Shares pursuant to a Sales Plan adopted by LBIC on December 27, 2017 (the “2017 Sales Plan”) in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. The 2017 Sales Plan provides for the sale by LBIC of up to an aggregate of 400,000 shares over a nine month period beginning January 29, 2018, upon the terms and subject to the price limits set forth in the 2017 Sales Plan.

Except as set forth herein, the Reporting Person filing this Amendment has no plans or proposals that relate to or would result in any of the actions or events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and supplemented as follows:

(a)–(b). The responses of the Reporting Person with respect to Rows 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D are incorporated herein by reference.

As of the date of this report, Mr. Robert Paul, the Chairman of the Issuer, beneficially owns 57,922 Common Shares of the Issuer (excluding Common Shares owned by LBIC), which includes:

•	1,266 Common Shares owned by The Louis and Sandra Berkman Foundation, of which Mr. Robert Paul, Mr. Laurence Paul and Mr. Stephen Paul are trustees, as to which such trustees disclaim beneficial ownership; and

•	13,767 Common Shares owned by Mr. Robert Paul’s wife as to which Mr. Robert Paul disclaims beneficial ownership.

Mr. Robert Paul shares voting and dispositive powers over the 1,266 Common Shares held by The Louis and Sandra Berkman Foundation. Mr. Paul has sole voting and dispositive powers over the 42,889 Common Shares owned directly by him.

As of the date of this report, Mr. Laurence Paul, a Director and President of the Issuer, beneficially owns 17,180 Common Shares of the Issuer (excluding Common Shares owned by LBIC). Mr. Laurence Paul shares voting and dispositive powers over the 1,266 Common Shares held by The Louis and Sandra Berkman Foundation and has sole voting and dispositive powers over 15,914 Common Shares.

As of the date of this report, Mr. Stephen Paul, a Director and President of the Issuer, beneficially owns 17,180 Common Shares of the Issuer (excluding Common Shares owned by LBIC). Mr. Stephen Paul shares voting and dispositive powers over the 1,266 Common Shares held by The Louis and Sandra Berkman Foundation and has sole voting and dispositive powers over 15,914 Common Shares.

(c) As of the date of this Amendment, LBIC has sold an aggregate of 124,312 Common Shares pursuant to the 2017 Sales Plan. The dates of the respective sales under the 2017 Sales Plan, with number of Common Shares sold and sale price per share, are set forth in Annex I hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2018

THE LOUIS BERKMAN INVESTMENT COMPANY

/s/ Robert A. Paul
By:	Robert A. Paul
Its:	Director, Chairman and Treasurer

APPENDIX A

Name and Business Address	Office	Present Principal Position
Robert A. Paul 600 Grant St., Suite 3230 Pittsburgh, PA 15219	Director, Chairman, and Treasurer of The Louis Berkman Investment Company	Director Emeritus of Ampco-Pittsburgh Corporation, 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania 15106

Laurence E. Paul 600 Grant St., Suite 3230 Pittsburgh, PA 15219	Director and President of The Louis Berkman Investment Company	Managing Principal of Laurel Crown Partners, 10940 Wilshire Boulevard, Suite 600, Los Angeles, CA 90024 (private investment company); Member of the Board of Directors of Ampco-Pittsburgh Corporation, 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania 15106

Stephen E. Paul 600 Grant St., Suite 3230 Pittsburgh, PA 15219	Director and President of The Louis Berkman Investment Company	Managing Principal of Laurel Crown Partners, 10940 Wilshire Boulevard, Suite 600, Los Angeles, CA 90024 (private investment company); Member of the Board of Directors of Ampco-Pittsburgh Corporation, 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania 15106

Annex I

The following sales have been made pursuant to the 2017 Sales Plan through April 9, 2018.

Transaction Date	Quantity	Price
29-Jan-18	1,007	$14.85
29-Jan-18	60	$14.90
29-Jan-18	72	$14.95
29-Jan-18	19	$15.00
30-Jan-18	3	$13.70
30-Jan-18	100	$13.80
30-Jan-18	97	$13.85
30-Jan-18	415	$14.00
30-Jan-18	100	$14.05
30-Jan-18	100	$14.10
30-Jan-18	602	$14.15
30-Jan-18	100	$14.20
30-Jan-18	397	$14.25
30-Jan-18	100	$14.55
31-Jan-18	300	$13.35
31-Jan-18	100	$13.40
31-Jan-18	200	$13.45
31-Jan-18	310	$13.55
31-Jan-18	10	$13.60
31-Jan-18	54	$13.65
31-Jan-18	50	$13.75
31-Jan-18	202	$13.95
1-Feb-18	205	$13.30
1-Feb-18	100	$13.35
1-Feb-18	100	$13.40
1-Feb-18	247	$13.45
1-Feb-18	285	$13.60
1-Feb-18	300	$13.65
2-Feb-18	500	$13.05
2-Feb-18	300	$13.10
2-Feb-18	101	$13.15
2-Feb-18	408	$13.20
2-Feb-18	4	$13.35
2-Feb-18	200	$13.40
5-Feb-18	100	$12.50
5-Feb-18	500	$12.85
5-Feb-18	500	$13.00
5-Feb-18	100	$13.05
5-Feb-18	200	$13.10
5-Feb-18	900	$13.15
5-Feb-18	400	$13.20
5-Feb-18	100	$13.25
6-Feb-18	100	$11.65
6-Feb-18	200	$11.75
6-Feb-18	100	$11.80
6-Feb-18	200	$12.00
6-Feb-18	500	$12.10
6-Feb-18	100	$12.15
6-Feb-18	126	$12.20
6-Feb-18	700	$12.25

6-Feb-18	200	$12.30
6-Feb-18	1,205	$12.45
6-Feb-18	505	$12.50
6-Feb-18	700	$12.55
6-Feb-18	2,531	$12.60
6-Feb-18	100	$12.65
7-Feb-18	512	$11.85
7-Feb-18	700	$11.90
7-Feb-18	300	$12.00
7-Feb-18	101	$12.05
7-Feb-18	107	$12.10
7-Feb-18	200	$12.15
7-Feb-18	200	$12.20
7-Feb-18	100	$12.40
7-Feb-18	312	$12.45
8-Feb-18	100	$11.35
8-Feb-18	500	$11.45
8-Feb-18	400	$11.50
8-Feb-18	873	$11.55
8-Feb-18	380	$11.60
8-Feb-18	100	$11.65
8-Feb-18	166	$11.70
8-Feb-18	200	$11.75
8-Feb-18	600	$11.80
8-Feb-18	1,970	$11.85
9-Feb-18	300	$11.00
9-Feb-18	302	$11.05
9-Feb-18	1,100	$11.10
9-Feb-18	901	$11.15
9-Feb-18	107	$11.20
9-Feb-18	12,608	$11.25
9-Feb-18	3,835	$11.30
9-Feb-18	944	$11.35
12-Feb-18	400	$11.00
12-Feb-18	100	$11.15
12-Feb-18	564	$11.25
16-Feb-18	2,500	$11.00
16-Feb-18	4,200	$11.05
16-Feb-18	605	$11.10
16-Feb-18	1,895	$11.15
16-Feb-18	700	$11.20
16-Feb-18	200	$11.30
20-Feb-18	2,704	$11.00
20-Feb-18	89	$11.025
20-Feb-18	401	$11.05
21-Feb-18	3,723	$11.00
21-Feb-18	3,800	$11.05
21-Feb-18	98	$11.10
22-Feb-18	1,987	$11.00
22-Feb-18	816	$11.05
23-Feb-18	100	$11.00
23-Feb-18	1,300	$11.05
23-Feb-18	1,700	$11.10
26-Feb-18	1,131	$11.00
26-Feb-18	511	$11.05
27-Feb-18	3,600	$11.00

27-Feb-18	1,008	$11.05
27-Feb-18	100	$11.10
28-Feb-18	26	$11.00
2-March-18	1,393	$11.00
5-March-18	2,300	$11.00
7-March-18	2,574	$11.00
7-March-18	200	$11.025
7-March-18	4,563	$11.05
7-March-18	400	$11.075
7-March-18	2,726	$11.10
7-March-18	100	$11.125
7-March-18	3	$11.15
8-March-18	1,000	$11.00
9-March-18	865	$11.00
9-March-18	2,254	$11.05
9-March-18	1,576	$11.10
9-March-18	145	$11.15
12-March-18	100	$11.00
12-March-18	2,342	$11.05
12-March-18	200	$11.075
12-March-18	3,165	$11.10
12-March-18	612	$11.125
12-March-18	6,292	$11.15
12-March-18	1,700	$11.20
13-March-18	200	$11.05
13-March-18	600	$11.15
14-March-18	532	$11.00
16-March-18	4,363	$11.00
9-April-18	4,316	$11.00
9-April-18	400	$11.05